SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO-T/A
Amendment No. 3
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
Quadra Realty Trust, Inc.
(Name of Subject Company—(Issuer))
HRECC Sub Inc.
Hypo Real Estate Capital Corporation
Hypo Real Estate Bank International AG
Hypo Real Estate Holding AG
(Name of Filing Persons—(Offeror))
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
746945104
(CUSIP Number of Class of Securities)
Thomas Glynn
Hypo Real Estate Capital Corporation
622 Third Avenue
New York, NY 10017
(212) 671-6300
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)
with a copy to:
Larry Medvinsky, Esq.
Karl Roessner, Esq.
Clifford Chance US LLP
31 West 52nd Street
New York, NY 10019
(212) 878-8000

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$178,879,309	$7,030

*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 16,795,233 shares of common stock, par value $0.001 per share of Quadra Realty Trust, Inc. that are not already owned by Hypo Real Estate Capital Corporation, at $10.6506 per share.

**	The filing fee, calculated in accordance with Exchange Act Rule 0-11, was calculated by multiplying the transaction valuation by 0.00003930.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$7,030
Filing Parties:	HRECC Sub Inc., Hypo Real Estate Capital Corporation, Hypo Real Estate Bank International AG and Hypo Real Estate Holding AG
Form or registration No.:	Schedule TO-T
Date Filed:	February 13, 2008
Note:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☑	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SIGNATURES
EXHIBIT INDEX

     This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under the cover of Schedule TO with the Securities and Exchange Commission on February 13, 2008, as previously amended, (as amended, the “Schedule TO”), by HRECC Sub Inc. (“Purchaser”), Hypo Real Estate Capital Corporation (“Parent”), Hypo Real Estate Bank International AG (“Hypo International”) and Hypo Real Estate Holding AG (“Hypo Holding”). The Schedule TO relates to the offer by Purchaser to purchase any and all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Quadra Realty Trust, Inc. (“Quadra” or the “Company”), not already owned by Parent and its affiliates, at a price of $10.6506 per share in cash (without interest and less applicable withholding taxes), less the amount of any dividends declared and paid (other than the $0.3494 dividend to be paid by the Company pursuant to the terms of the Agreement and Plan of Merger dated as of January 28, 2008, by and among Parent, Purchaser and Quadra) with respect to the Shares on or between the date of the Offer and the Acceptance Date (as defined in “The Tender Offer — Section 1. Terms of the Offer; Expiration Date” in the Offer to Purchase), upon the terms and subject to the conditions set forth in the offer to purchase dated February 13, 2008 (the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”) (which Letter of Transmittal, together with the Offer to Purchase, each as amended or supplemented from time to time, constitute the “Offer”). Items not amended remain unchanged, and capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Offer to Purchase.
     As permitted by General Instruction F to Schedule TO, the information set forth in the Schedule TO, as amended by this Amendment No. 3, including all appendices, schedules, exhibits and annexes hereto and thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 13 of the Schedule TO. You should read this Amendment No. 3 to Schedule TO together with the Schedule TO filed on February 13, 2008, as previously amended.
Item 13. Information Required by Schedule 13E-3.
Item 8. Fairness of the Transaction.
     The following paragraph is hereby added as the fifth paragraph under the section of the Offer to Purchase captioned “Special Factors — Position of Parent, Purchaser, Hypo International and Hypo Holding as to Fairness”:
Parent, Purchaser, Hypo International and Hypo Holding did not consider the liquidation value of the Company because any alternative transaction involving the liquidation and/or sale of the Company’s existing assets carries a high risk of not producing cash quickly enough to allow the Company to meet its obligation to repurchase loans from Wachovia on the stated repurchase dates pursuant to the Wachovia Facility. In addition, liquidity projections for 2008 created the risk that the Company’s 2007 audited financial statements would carry a going-concern qualification, which would be an event of default under the Wachovia Facility. Accordingly, any amount determined to be the liquidation value of the Company would not be meaningful due to the high likelihood that any such liquidation would not be capable of being completed.
     The first, second and fifth bullets under the third paragraph of the section of the Offer to Purchase captioned “Position of Parent, Purchaser, Hypo International and Hypo Holding as to Fairness” beginning on page 25 of the Offer to Purchase are hereby amended and restated as follows:
•	the factors considered by, and the findings of, the special committee of independent directors of the Company and the Company’s board of directors with respect to the substantive fairness of the Offer and the Merger to such unaffiliated stockholders as set forth in the Company’s Schedule 14D-9 under “Item 4. The Solicitation or Recommendation — Reasons for the Recommendation of the Special Committee and the Quadra Board,” and the discussion set forth in the Schedule 14D-9 under “Item 8. Additional Information — Opinion of the Special Committee’s Financial Advisor,” which sections are incorporated herein by reference and which findings and related analyses, as set forth in the Schedule 14D-9, Parent, Purchaser, Hypo International and Hypo Holding expressly adopt;

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•	the factors considered by, and the findings of, the special committee of independent directors of the Company and the Company’s board of directors with respect to the procedural fairness of the Offer and the Merger to such unaffiliated stockholders as set forth in the Schedule 14D-9, including the approval of the Offer and the Merger by the special committee of independent directors, as described in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation — Reasons for the Recommendation of the Special Committee and the Quadra Board,” which section is incorporated herein by reference and which findings and related analyses, as set forth in the Schedule 14D-9, Parent, Purchaser, Hypo International and Hypo Holding expressly adopt;

•	the fact that the Company’s special committee of independent directors received an opinion from its financial advisor that, based upon and subject to the assumptions, qualifications and limitations set forth in such opinion, the aggregate Offer price and the Merger consideration of $11.00 per share, inclusive of the $10.6506 per share in cash and the dividend of $0.3494 per share to be paid by the Company are fair, from a financial point of view, to the holders of the Company’s common stock (other than Parent and its affiliates) (as discussed under “Item 8. Additional Information — Opinion of the Special Committee’s Financial Advisor” in the Schedule 14D-9);

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SIGNATURES
     After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated March 12, 2008

HRECC SUB INC.
By:	/s/ Thomas Glynn
	Name:	Thomas Glynn
	Title:	President

HYPO REAL ESTATE CAPITAL CORPORATION
By:	/s/ Thomas Glynn
	Name:	Thomas Glynn
	Title:	Authorized Signatory

HYPO REAL ESTATE BANK INTERNATIONAL AG
By:	/s/ Frank Lamby
	Name:	Frank Lamby
	Title:	Member of the Management Board

By:	/s/ Frank Hellwig
	Name:	Frank Hellwig
	Title:	Member of the Management Board

HYPO REAL ESTATE HOLDING AG
By:	/s/ Thomas Glynn
	Name:	Thomas Glynn
	Title:	Member of the Management Board

By:	/s/ Dr. Markus Fell
	Name:	Dr. Markus Fell
	Title:	Chief Financial Officer; Member of the Management Board

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated February 13, 2008.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9.*
(a)(2)(A)	Letter from the Chairman of the Special Committee of Independent Directors of Quadra to the stockholders of Quadra enclosing the Solicitation /Recommendation Statement on Schedule 14D-9 filed by Quadra on February 13, 2008 (incorporated by reference to Annex III to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra with the SEC on February 13, 2008 in connection with the Offer).*
(a)(2)(B)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex I to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra with the SEC on February 13, 2008 in connection with the Offer).*
(a)(2)(C)	“Item 3. Past Contracts, Transactions, Negotiation and Agreements — Interests of Certain Persons” of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra on February 13, 2008 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra with the SEC on February 13, 2008 in connection with the Offer).*
(a)(2)(D)	“Item 4. The Solicitation or Recommendation — Reasons for the Recommendation of the Special Committee and the Quadra Board” of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra on February 13, 2008 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra with the SEC on February 13, 2008 in connection with the Offer).*
(a)(2)(E)	“Item 8. Additional Information — Opinion of the Special Committee’s Financial Advisor” of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra on February 13, 2008 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra with the SEC on February 13, 2008 in connection with the Offer).*
(a)(2)(F)	The information contained in Annex I to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra on February 13, 2008 under the heading “Security Ownership of Certain Beneficial Owners and Management” (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra with the SEC on February 13, 2008 in connection with the Offer).*
(a)(3)	None.
(a)(4)	None.
(a)(5)(A)	Joint press release of Quadra and Parent dated as of January 29, 2008, concerning the Offer and the Merger (incorporated by reference to the Schedule TO-C filed by Parent with the SEC on January 29, 2008).*
(a)(5)(B)	Press Release announcing the completion of the Offer, dated March 13, 2008.*
(c)(1)	Fairness opinion of The Blackstone Group, financial advisor to the special committee of independent directors of Quadra dated January 27, 2008 (incorporated by reference to Annex II to the Solicitation / Recommendation Statement on Schedule 14D-9 filed by Quadra with the SEC on February 13, 2008 in connection with the Offer).*

Exhibit No.	Description

(c)(2)	Preliminary Valuation Overview of J.P. Morgan Securities Inc. to the Management Board of Hypo Holding, dated December 11, 2007.*
(c)(3)	Valuation Range Update to the Preliminary Valuation Overview of J.P. Morgan Securities Inc. referred to in Exhibit (c)(2), dated January 20, 2008.*
(c)(4)	Discussion Materials of J.P. Morgan Securities Inc., dated October 2, 2007.*
(d)(1)	Agreement and Plan of Merger, dated January 28, 2008, by and among Quadra, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Quadra with the SEC on January 29, 2008).*
(d)(2)	Form of Registration Rights Agreement between Quadra and Parent (incorporated by reference to Exhibit 10.1 to Amendment No. 2 to the Registration Statement on Form S-11 (Registration No. 333-138591) filed by Quadra with the SEC on February 1, 2007).*
(d)(3)	Form of Management Agreement between Quadra and Parent (incorporated by reference to Exhibit 10.2 to Amendment No. 2 to the Registration Statement on Form S-11 (Registration No. 333-138591) filed by Quadra with the SEC on February 1, 2007).*
(d)(4)	Form of Restricted Stock Award Agreement under the Quadra Realty Trust, Inc. Manager Equity Plan between Quadra and Parent (incorporated by reference to Exhibit 10.9 to Amendment No. 2 to the Registration Statement on Form S-11 (Registration No. 333-138591) filed by Quadra with the SEC on February 1, 2007).*
(d)(5)	Confidentiality Agreement, dated November 16, 2007, by and between Quadra and Hypo Holding. (incorporated by reference to Exhibit(e)(5) to the Solicitation/Recommendation on Schedule 14D-9 filed by Quadra with the SEC on February 13, 2008).*
(d)(6)	Form of Contribution Agreement between Quadra and Parent (incorporated by reference to Exhibit 10.3 to Amendment No. 2 to the Registration Statement on Form S-11 (Registration No. 333-138591) filed by Quadra with the SEC on February 1, 2007).*
(g)	None.
(h)	Form of opinion of Bass, Berry & Sims, PLC regarding the REIT status of Quadra.*
*	Previously filed.